Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 22, 2010, relating to the consolidated financial statements and financial statement schedule of Tenet Healthcare Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of provisions of accounting guidance related to noncontrolling interests in subsidiaries, effective January 1, 2009), and the effectiveness of Tenet Healthcare Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Tenet Healthcare Corporation for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

November 10, 2010